EXHIBIT 4.124

Execution Version
Third Addendum

Memorandum of Agreement

Made and entered into between:-

ANGLOGOLD ASHANTI LIMITED

(Reg No 1944/017354/06)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Robert Louis Lazare, he being duly authorised hereto under and by virtue of a Delegation of Authority Policy which was approved by the Audit and Corporate Governance Committee of the board of directors of the company passed at Johannesburg on the 24th day of October 2003);

and

ERGO MINING (PROPRIETARY) LIMITED

[formerly known as Friedshelf 849 (Proprietary) Limited[

(Reg No 2007/004886/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Lloyd Dunbar Birrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 14th day of November 2007, and a certified copy whereof is annexed hereto **marked "L"**);

of the second part;

and

DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED

(Reg No 2005/033662/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Daniel Pretorius, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 15th day of November 2007, and a certified copy whereof is annexed hereto **marked "M"**);

of the third part;

and

MINTAILS SOUTH AFRICA (PROPRIETARY) LIMITED

(Reg No 2004/007547/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Lloyd Dunbar Birrell, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 14th day of November 2007, and a certified copy whereof is annexed hereto **marked "N"**);

of the fourth part.

1. **Definitions**

1.1   In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-

      1.1.1   "**BRAKPAN TSF**"   shall collectively mean:-

- the area of land delineated in light green on the diagram which is annexed hereto and **marked "O"**; and

- all tailings materials, water and any infrastructure of whatever nature situate within such area; and

- that portion of Portion 9 of Withok 131 IR, Brakpan, encompassed by the reference J-K-A-B-C-D-E-F-G-H-J on the diagram annexed hereto **marked "P"** (the permit number in respect whereof is 7/82, RMT No 0.080/82), also known as Sallies

2, 5L32 or 2628AB/L5. It is recorded in this context that the portion within the aforesaid area marked 1-2-3-4-5-1 in yellow and hatched in blue and commonly referred to as the "*Calcine Dam*" was sold to one David Salomon and that the remaining area of portion 9 (excluding such dam) is approximately 76,6 (seventy six comma six) hectares in extent;

1.1.2   "**CONTRACTS**"   shall, in relation to the **WITHOK COMPLEX**, mean all or any written contracts entered into prior to the *EFFECTIVE DATE* by and between *AGA* and third parties and operative for any period beyond the *EFFECTIVE DATE* and whether same be contracts of hire, supply or distribution or otherwise and in no way derogating from the generality thereof, shall include those material contracts reflected in the schedule annexed hereto and **marked "Q"**;

1.1.3   "**ERGO PROPERTIES**"   shall collectively mean the freehold stands (Agricultural Holdings) numbered:-

- 139 to 141;

- 172 and 173;

- 207 and 208;

- 244 and 245;

- 296 to 303; and

- 348 to 355

respectively, situate within Withok 131 I.R. Estates and delineated in dark green in the diagram annexed hereto and **marked "R"** and designated therein as "*Contaminated Servitude Properties*";

1.1.4   "**FIRST ADDENDUM**"   shall mean the letters agreement entered into between the **PARTIES** in terms whereof they extended the deadline in clause 3.1 of the **MAIN AGREEMENT** from the 20 August 2007 to the 31 August 2007, and copies

whereof are annexed hereto collectively **marked "S"**;

1.1.5	"**MAIN AGREEMENT**"	shall mean the Memorandum of Agreement made and entered into by and between the ***PARTIES*** at Johannesburg on the 6 August 2007 - - *the definitions therein contained shall, unless inconsistent with the context of the* **THIRD ADDENDUM**, *apply mutatis mutandis hereto and for ease of reference shall be reflected throughout the* **THIRD ADDENDUM** *in capital italics*;
1.1.6	"**SECOND ADDENDUM**"	shall mean the letters agreement entered into between the ***PARTIES*** in terms whereof they extended the deadline in clause 3.1 of the **MAIN AGREEMENT** from the 31 August 2007 to the 10 September 2007, and copies whereof are annexed hereto collectively **marked "T"**;
1.1.7	"**THIRD ADDENDUM**"	shall mean this agreement further modifying the **MAIN AGREEMENT** in

the respects set forth hereafter and in addition providing for the acquisition by **NEWCO** from **AGA** of the **ERGO PROPERTIES** and the **WITHOK COMPLEX** upon the terms and conditions hereinafter set forth;

1.1.8   "**WITHOK COMPLEX**"   shall mean:-

      1.1.8.1   the area of land delineated in grey on the diagram annexed hereto and **marked "U"** together with all infrastructure of whatever nature situate thereupon including the old civil foundations on the western side of the footprint; and

      1.1.8.2   subject to the overriding provisions of clause 3.9 infra, the **BRAKPAN TSF**,

and situated upon portions 76, 77, 78, 79, 80 and 108 of the farm Withok 131 IR; portions 5, 10 and 11 of the farm

Rooikraal 156 IR; remainder of portion 1 of the farm Glenroy 132 IR; and portions 14, 15, and 20 of the farm Vlakfontein 161 IR, Withok Estates AH H390, H391 and H578.

1.2 The provisions of clause 1.2 of the **MAIN AGREEMENT** shall apply *mutatis mutandis* hereto.

2. **Recordal**

It is recorded that:-

2.1 the deadline for the fulfilment of the conditions precedent in clause 3.1 of the **MAIN AGREEMENT** was initially extended in terms of the **FIRST ADDENDUM** to the 31 August 2007 and in terms of the **SECOND ADDENDUM** to the 10 September 2007;

2.2 such conditions were duly fulfilled prior to the 10 September 2007;

2.3 the **PARTIES** have reached agreement in terms whereof **AGA** has agreed to sell to **NEWCO** which has agreed to acquire from it, the **ERGO PROPERTIES** and the **WITHOK COMPLEX**, for the additional consideration and upon the further terms and conditions set forth in the **THIRD ADDENDUM** and on the basis that such provisions shall be deemed incorporated into the **MAIN AGREEMENT**;

2.4   the **PARTIES** have accordingly agreed to enter into the **THIRD ADDENDUM**, upon the terms and conditions hereinafter set forth.

3.   **THIRD ADDENDUM**

The **PARTIES** do hereby agree to the amendment of the **MAIN AGREEMENT** retrospectively with effect from the **SIGNATURE DATE**, in the respects set forth hereafter:-

3.1   **Ad definition 1.1.14 - "*ERGO ASSETS*"**

By the deletion thereof in its entirety and the substitution therefor of the following:-

"'**ERGO ASSETS**'   *shall, in relation to the **ERGO OPERATIONS**, collectively mean the:-*

*1.1.16.1   **BENONI CLUSTER**;*

*1.1.16.2   **ERGO DESIGNATED RIGHTS**;*

*1.1.16.3   **ERGO DUMPS**;*

*1.1.16.4   **ERGO MINING ASSETS**;*

*1.1.16.5   **ERGO MINING RIGHTS**;*

*1.1.16.6   **ERGO PROPERTIES**;*

1.1.16.7 **SITE**; and

1.1.16.8 **WITHOK COMPLEX**,

to the exclusion, however, of the **EXCLUDED ASSETS**;"

3.2 **Ad definition 1.1.15 – "*ERGO DESIGNATED RIGHTS*"**

By the deletion thereof in its entirety and the substitution therefor of the following:-

| "*ERGO DESIGNATED RIGHTS*" | shall mean all the registered rights of whatsoever nature and howsoever arising, including without derogating therefrom, servitudes or otherwise, of and in connection with the **BENONI CLUSTER**, the **ERGO DUMPS**, the **ERGO PROPERTIES** and the **WITHOK COMPLEX** including those rights more fully detailed in a schedule thereof annexed hereto and **marked "V"** (for ease of reference the amended **Annexe "F"** to the **MAIN AGREEMENT** is reflected as **Annexe "V"** to the **THIRD ADDENDUM**);". |

3.3   **Ad definition 1.1.18 – "*ERGO MINING RIGHTS*"**

By the deletion thereof in its entirety and the substitution therefor of the following:-

"**ERGO MINING RIGHTS**"   *shall, in relation to the applicable* **ERGO ASSETS**, *mean* **AGA**'s existing **OLD ORDER MINING RIGHTS** *(to be converted to* **NEW ORDER MINING RIGHTS***) in respect of the* **ERGO OPERATIONS** *entitling* **AGA** *or any subsequent holder thereof to conduct mining and allied operations on and from the* **BENONI CLUSTER**, *the* **ERGO DUMPS**, *the* **SITE** *and* **WITHOK COMPLEX** *or any component thereof and in no way derogating from the generality thereof as more fully delineated in yellow and green stripes on the drawing annexed hereto and* **marked "W"** *(for ease of reference the amended* **Annexe "E"** *to the* **MAIN AGREEMENT** *is reflected as* **Annexe "W"** *to the* **THIRD ADDENDUM***);".*

3.4   **Ad definition 1.1.20 – "*EXCLUDED ASSETS*"**

By the deletion thereof in its entirety and the substitution therefor of the following:-

"*'EXCLUDED ASSETS'*   shall mean the following assets which shall be expressly excluded from the **ERGO ASSETS** and the **ERGO OPERATIONS**, to wit:-

1.1.20.1   the Brakpan plant and storage facilities - which have been acquired by HVH Gold (Proprietary) Limited (the ultimate controlling company whereof is **MINTAILS AUS**); and

1.1.20.2   the East Daggafontein Plant and adjacent property - which have been acquired by Skeat Gold Mining East Rand (Proprietary) Limited and HVH Gold (Proprietary) Limited (both of which companies are ultimately controlled by **MINTAILS AUS**); and

1.1.20.3   freehold land (agricultural land) more fully detailed in a schedule thereof annexed

hereto **_marked "X"_** *(for ease of reference the amended* **_Annexe "H"_** *is reflected as* **_Annexe "X"_** *to the* **_THIRD ADDENDUM_**)<u>, which shall remain the property of</u> **<u>AGA</u>** <u>including any liability attaching thereto</u>;

and in the event of:-

- *the acceptance of the due diligence investigation by* **NEWCO** *as provided in clause 9bis of the* **MAIN AGREEMENT** *as read with clause 3.10 of the* **THIRD ADDENDUM**, *the area delineated in yellow in the diagram annexed to the* **THIRD ADDENDUM** *and* **_marked "Y"_**;

- *the non-acceptance of the due diligence investigation by* **NEWCO** *as provided in clause 9bis of the* **MAIN AGREEMENT** *as read with clause 3.10 of the* **THIRD ADDENDUM**, *the area as*

delineated in light green on the diagram annexed to the **THIRD ADDENDUM** *and* **<u>marked "Y"</u>** *including any infrastructure of whatever nature situate thereupon, which shall remain the property of* **AGA**, *including the rehabilitation and environmental management liability therefor;".*

3.5   **Ad definition 1.1.27 - "<u>NEWCO</u>"**

By the deletion therein of the reference "*Friedshelf 849 (Proprietary) Limited*" and the substitution therefor of the following:-

"*Ergo Mining (Proprietary) Limited [formerly known as Friedshelf 849 (Proprietary) Limited]*".

3.6   **Ad clause 3 – Conditions Precedent**

3.6.1   **Ad clause 3.1**

By noting in regard thereto that the conditions therein contained were timeously fulfilled.

3.6.2 **Ad clause 3.1.3**

By the deletion thereof in its entirety and the substitution therefor of the following:-

"*3.1.3 the written approval, to the extent necessary, of the* **COMPETITION COMMISSION** *- prior to the 31 March 2008*".

3.7 **Ad new sub-clause 6.4 to the MAIN AGREEMENT - Acknowledgments, Indemnity and Warranties by NEWCO**

By the incorporation of a new sub-clause to be numbered 6.4 to read as follows:-

"*6.4* **NEWCO** *warrants in favour of* **AGA** *that it will comply with the operating parameters as set out in* **Annexe "Z"** *to the* **THIRD ADDENDUM** *when designing, constructing, operating and dealing in any way whatsoever with the* **BRAKPAN TSF.**"

3.8 **Ad sub-clause 8.2 – Purchase Consideration and Payment thereof**

By the deletion thereof in its entirety and the substitution therefor of the following:-

"*8.2 The consideration payable by* **NEWCO** *to* **AGA** *attributable to the* **ERGO ASSETS** *(save the* **BENONI CLUSTER** *for which express provision is made in terms of clause 8.3 infra) shall be the agreed sum*

of **ZAR**87 800 000,00 (eighty seven million eight hundred thousand **RAND**) plus Value Added Tax plus interest at **PRIME** on the outstanding balance from time to time determined and payable as follows:-

8.2.1   **ZAR**7 000 000,00 (seven million **RAND**) plus Value Added Tax on the **SIGNATURE DATE**, which amount shall constitute a non-refundable deposit, whether the **AGREEMENT** is ultimately rendered unconditional or not;

8.2.2   **ZAR**6 000 000,00 (six million **RAND**) plus Value Added Tax within 3 (three) days after the signature of the **THIRD ADDENDUM**, which amount shall likewise constitute a second non-refundable deposit, whether the **AGREEMENT** is ultimately rendered unconditional or not; and

8.2.3   the balance of **ZAR**74 800 000,00 (seventy four million eight hundred thousand **RAND**) as to:-

8.2.3.1   **ZAR**35 800 000,00 (thirty five million eight hundred thousand **RAND**), plus Value Added Tax plus interest at **PRIME** in 23 (twenty three) equal monthly instalments, the first of which shall be payable on the 1 August 2007 and thereafter on the first day of each and every succeeding month to the **ATTORNEYS**, to be held by them 'in trust'

*and placed in an interest bearing account pending the arrival of the **CLOSING DATE** when the aggregate of the amounts paid plus accumulated interest thereon as hereafter, shall be released to **AGA** and whereafter the said payments shall be made directly by **NEWCO** to **AGA**. In such regard it is recorded that:-*

8.2.3.1.1 *the **PARTIES** are aware that the monies so invested will be deemed to constitute trust monies as contemplated by, and subject to the protection of, Section 78 of the Attorneys Act, No 53 of 1979, as amended, of the **RSA**;*

8.2.3.1.2 *the account will be in the name of the **ATTORNEYS** and under their control;*

8.2.3.1.3 *the provisions hereof constitute the required written instruction/-authorisation to the **ATTORNEYS** in accordance with rule 77.1 of the Rules of the Law Society of the*

Northern Province of the **RSA** to so invest such funds; and

8.2.3.1.4   the said funds shall be invested for the benefit of **AGA** pending the arrival of the **CLOSING DATE**, whereupon the capital sum and the interest which has accrued thereon shall be released by the **ATTORNEYS** to **AGA**; and

8.2.3.2   **ZAR**39 000 000,00 (thirty nine million **RAND**) plus Value Added Tax plus interest at **PRIME** in 19 (nineteen) equal monthly instalments, the first of which shall be payable on the first day of the month following the written confirmation by **NEWCO** of its acceptance of the due diligence investigation referred to in clause 9bis of the **MAIN AGREEMENT** as read with clause 3.10 of the **THIRD ADDENDUM** and thereafter on the first day of each and every succeeding month to the **ATTORNEYS**, to be held by them 'in trust' mutatis mutandis in accordance with the provisions set forth in clause 8.2.3.1 supra;".

3.9 **Ad new sub-clause 8.4bis - Purchase Consideration and Payment thereof**

By the incorporation of a new sub-clause 8.4bis to read as follows:-

"8.4bis   *In addition to the consideration attributable to the* **CALCINE DAM**, *the* **ERGO PROPERTIES** *and the* **WITHOK COMPLEX**, **NEWCO** *shall within 3 (three) business days following its written confirmation of its acceptance of the due diligence investigation referred to in clause 9bis infra, deliver to* **AGA** *a satisfactory financial institution guarantee in the sum of* **ZAR**40 000 000,00 *(forty million* **RAND**) *in terms whereof* **AGA** *is indemnified in respect of the rehabilitation obligations associated with the* **WITHOK COMPLEX**, *the said guarantee to be expressed as payable to* **AGA** *or its nominee."*

3.10 **Ad new clause 9bis to the MAIN AGREEMENT - Environment, Health and Safety and Related Costs**

By the incorporation of a new clause 9bis to read as follows:-

"9bis   **WITHOK COMPLEX**

9bis.1   Notwithstanding anything to the contrary in the **MAIN AGREEMENT** contained, the **PARTIES** agree and acknowledge that the incorporation of that portion of the **WITHOK COMPLEX** expressly referred to in sub-clause 1.1.8.2 of the **THIRD ADDENDUM**, shall be subject to a due diligence investigation by **NEWCO** and its written

acceptance thereof within a period of 6 (six) weeks calculated from the date of signature of the **THIRD ADDENDUM**. Should the due diligence:-

9bis.1.1   be acceptable to **NEWCO**, then and in such event the relevant area in sub-clause 1.1.9.2 of the **THIRD ADDENDUM** shall be deemed incorporated in the **WITHOK COMPLEX** for the purposes of the **MAIN AGREEMENT** at no additional consideration, save that the rehabilitation obligations arising from such area shall be assumed by **NEWCO** which does hereby indemnify, hold harmless and absolve **AGA** in respect of any claims associated therewith; or

9bis.1.2   not be acceptable to **NEWCO**, then and in such event the **THIRD ADDENDUM** shall be deemed amended by the deletion therein of the whole of sub-clause 1.1.8.2 supra with any concomitant amendments occasioned thereby.

9bis.2   In no way derogating from the aforegoing, upon the conclusion of the due diligence by **NEWCO**, it will furnish **AGA** with the following information:-

9bis2.1   an efficient operating decanting system;

9bis.2.2   a detailed water balance indicating the plan to reduce the pool water over time;

9bis.2.3   the full extent of the monthly tonnages and the link to the proposed deposition strategy;

9bis.2.4   the monitoring system that **NEWCO** intends using, which will incorporate data on the south wall cracking or movement thereof and the south wall sinkhole, in addition to all of the usual monitoring data; and

9bis.2.5   how **NEWCO** plans to develop the western buttress, which is required for stability, as the **BRAKPAN TSF** height increases.".

3.11   **Ad new clause 11bis to the MAIN AGREEMENT**

By the incorporation of a new clause 11bis to read as follows:-

"11bis.   ***CONTRACTS***

Should the due diligence as provided for in clause 9bis be acceptable to **NEWCO***, then and in such event* **AGA** *shall procure the consent of the parties to the* **CONTRACTS** *to the assignment by* **AGA** *to*

NEWCO, with effect from the 15 January 2008, of the relevant rights and obligations of AGA in terms of such CONTRACTS.".

3.12 **Ad Annexe "E" to the MAIN AGREEMENT - Drawing reflecting BENONI CLUSTER and ERGO DUMPS (second plan headed "Location of Dumps and Associated Registered Rights)**

In the event of the acceptance of the due diligence investigation referred to in 9bis.1 supra (clause 3.10 of the **THIRD ADDENDUM**), then by the deletion in the Legend reflected on **Annexe "E"** to the **MAIN AGREEMENT** of the words "*area excluded from sale*".

3.13 **Ad Annexe "F" - Schedule of ERGO DESIGNATED RIGHTS**

By the deletion thereof in its entirety and the substitution therefor of **Annexe "V"** hereto.

3.14 **Ad Annexe "E" - Drawing reflecting BENONI CLUSTER and ERGO DUMPS**

By the deletion thereof in its entirety and the substitution therefor of **Annexe "W"** hereto.

3.15 **Ad Annexe "G" - Schedule of ERGO MINING ASSETS**

By the deletion thereof in its entirety and the substitution therefor of **Annexe "AA"** hereto.

3.16 **Ad Annexe "H" - Schedule of excluded FREEHOLD land**

By the deletion thereof in its entirety and the substitution therefor of **Annexe "X"** hereto.

3.17 **Ad Annexe "K" – Allocation of Purchase Consideration**

By the deletion thereof in its entirety and the substitution therefor of **Annexe "BB"** hereto.

4. **MAIN AGREEMENT**

The **MAIN AGREEMENT** as amended by the **THIRD ADDENDUM**, shall remain fully binding and effective as between the *PARTIES* according to the terms and tenor thereof.

5. **Counterparts**

The **THIRD ADDENDUM** may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the **THIRD ADDENDUM** in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.

Thus done and signed by **AGA** at Johannesburg on this the   day of November 2007, in the presence of the undersigned witnesses.

As witnesses:-   For: AngloGold Ashanti Limited

1. _____   /s/ RL Lazare

2. _____   _____
                                                           - duly authorised signatory -

Thus done and signed by **NEWCO** at Johannesburg on this the 14th day of November 2007, in the presence of the undersigned witnesses.

As witnesses:-   For: Ergo Mining (Proprietary) Limited

1. _____   /s/ LD Birrell

2. _____   _____
                                                           - director -

Thus done and signed by **DRD SA** at Johannesburg on this the 15th day of November 2007, in the presence of the undersigned witnesses.

As witnesses:-   For: DRDGold South African Operations (Proprietary) Limited

1. _____   /s/ DJ Pretorius

2. _____   _____
                                                           - director -

Thus done and signed by **MINTAILS SA** at Johannesburg on this the 14th day of November 2007, in the presence of the undersigned witnesses.

<u>As witnesses</u>:-

For: MinTails South Africa (Proprietary) Limited

1. _____   /s/ LD Birrell

2. _____

                                          - director -

Extracts from the Minutes of a Meeting of the Board of Directors of Ergo Mining (Proprietary) Limited, held at Johannesburg on the 14th day of November 2007

Resolved that :-

1.   The company enters into a third addendum with AngloGoldAshanti Limited, DRDGold South African Operations (Proprietary) Limited and MinTails South Africa (Proprietary) Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2.   Lloyd Dunbar Birrell, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Extracts from the Minutes of a Meeting of the Board of Directors of DRDGold South African Operations (Proprietary) Limited, held at Johannesburg on the 15th day of November 2007

Resolved that :-

1. The company enters into a third addendum with AngloGoldAshanti Limited, Friedshelf 849 (Proprietary) Limited and MinTails South Africa (Proprietary) Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2. Daniel Pretorius, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Extracts from the Minutes of a Meeting of the Board of Directors of MinTails South Africa (Proprietary) Limited, held at Johannesburg on the 14th day of November 2007

Resolved that :-

1.   The company enters into a third addendum with AngloGoldAshanti Limited, Friedshelf 849 (Proprietary) Limited and DRDGold South African Operations (Pty) Limited, upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

2.   Lloyd Dunbar Birrell, in his capacity as a director of the company, be and he is hereby authorised to sign the said agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Diagram for BRAKPAN TSF

(*vide* clause 1.1.1 supra)

Portion of BRAKPAN TSF

(*vide* clause 1.1.1 supra)

Schedule of CONTRACTS

(*vide* clause 1.1.2 supra)

Diagram reflecting ERGO PROPERTIES

(*vide* clause 1.1.3 supra)

Copy of FIRST ADDENDUM

(*vide* clause 1.1.4 supra)

Copy of SECOND ADDENDUM

(*vide* clause 1.1.6 supra)

Diagram reflecting WITHOK COMPLEX

(*vide* clause 1.1.8.1 supra)

Annexe "V" to THIRD ADDENDUM

Annexe "F" to MAIN AGREEMENT

Schedule of ERGO DESIGNATED RIGHTS

(*vide* clauses 3.2 and 3.13 supra)

Annexe "W" to THIRD ADDENDUM

Annexe "E" to MAIN AGREEMENT

Drawing reflecting BENONI CLUSTER and ERGO DUMPS

(*vide* clauses 3.3 and 3.13 supra)

Annexe "X" to THIRD ADDENDUM

Annexe "H" to MAIN AGREEMENT

Schedule of Freehold land

(*vide* clause 1.1.20.3 supra)

Diagram of Area referred to in EXCLUDED ASSETS

(*vide* clause 3.4 supra)

Annexe “Z”

Operating Parameters for the BRAKPAN TSF

(*vide* clause 3.7 supra)

Maximum rate of rise	7 (seven) meters per year
Minimum beach length (distance of pool from coarse wall)	200 (two hundred) meters
Maximum pool elevation (to avoid flooding the existing penstock tower)	1 649,5 meters above sea level
Present date on BRAKPAN TSF	
Beach area	560 ha
Pool area	160 ha
Available deposition are	720 ha
Pool volume	8,9 Mm^3
Pool elevation	1641 mASL
Pool depth	9 m
Additional height to TSF	10 m
Available capacity:-	
Pool water reduction since 2005	4,0 Mt
Present pool volume (available for sub-aqueous deposition)	11,6 Mt
“*Airspace*” to additional 10 m height at 1,3 t/m^3	105 Mt
Total available (excluding the present water volume)*	109 Mt
Pool Volume	9 Mm^3

Annexe "AA" to THIRD ADDENDUM

Annexe "G" to MAIN AGREEMENT

ERGO MINING ASSETS

(*vide* clause 3.15 supra)

<u>**Annexe "BB" to THIRD ADDENDUM**</u>

<u>**Annexe "K" to MAIN AGREEMENT**</u>

<u>Allocation of Purchase Consideration</u>

(*vide* clause 3.17 supra)

1.	**ERGO DESIGNATED RIGHTS**	1 453 420,00
2.	Non-refundable deposit	13 000 000,00
3.	**BENONI CLUSTER**	1,00
4.	**TRADE MARK / TRADE NAME**	1,00
4.	**ERGO MINING ASSETS** (including the **ERGO MINING RIGHTS**)	33 442 578,00
5.	**SITE**	904 000,00
6.	**WITHOK COMPLEX**	34 000 000,00
7.	**ERGO PROPERTIES**	<u>5 000 000,00</u>
	Total	**ZAR87 800 000,00**

excluding Value Added Tax